EXHIBIT 99.1

For Immediate Release 22-50-TR	Date:	September 9, 2022

Thompson Rivers University and Teck Partner to Enhance Health and Safety on Campus Using Antimicrobial Copper

Vancouver, B.C. —Thompson Rivers University and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a partnership to improve health and safety for staff, students and faculty on campus through the use of antimicrobial copper on high-touch surfaces.

Through Teck’s Copper & Health program, Teck is installing more than 650 antimicrobial copper surfaces at three key buildings on the Kamloops campus: Old Main, the Campus Activity Centre and the Chappell Family Building for Nursing and Population Health.

The installation of antimicrobial surfaces on door fixtures and handles provides an added layer of protection. Copper has unique antimicrobial properties and is proven effective in eliminating up to 99.9% of harmful bacteria within two hours of contact. When installed in high-touch, high-traffic locations, antimicrobial copper can help reduce the spread of infection.

With students, staff and faculty returning to campus for the fall semester, there will once again be an emphasis on health and safety as university administrators work to create a safe environment to limit the spread of infection from communicable diseases. Partnering with Teck’s Copper & Health program adds an extra layer of reassurance to help TRU provide a safe and healthy experience for all members of the university community.

The product provided for this project, known as Copper Clean by CopTek, is manufactured in Canada.

This TRU and Teck partnership is the latest in a series made through Teck’s Copper & Health program to expand the use of antimicrobial copper in B.C. hospitals, post-secondary educational institutions, and on public transit in Vancouver and Toronto.

Quotes:

Don Lindsay, President and CEO, Teck –

“Thompson Rivers University continues to show their leadership as an innovator and valuable contributor to local communities, and we are proud to partner on the installation of antimicrobial copper on campus. Through partnerships like this, Teck is working to make communities safer while increasing awareness of copper’s natural ability to reduce the spread of infection.”

Brian Daly, Vice President University Relations, Thompson Rivers University –

“The health and safety of TRU’s students, faculty and staff is very important to us, which is why this partnership to install antimicrobial copper in buildings on campus is such a great initiative. TRU highly values community partnerships such as this project with Teck and we look forward to more collaborations in the future.”

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About Teck’s Copper & Health Program

Through its Copper & Health program, Teck has funded numerous initiatives across a range of industries and public facilities to help improve health and safety in high-traffic, high-touch areas through the installation of antimicrobial copper. Teck’s Copper & Health program has installed copper surfaces in a number of healthcare facilities, including Vancouver General Hospital and St. Paul’s Hospital, on public transit in partnership with TransLink and Toronto Transit Commission, throughout the terminal at Vancouver International Airport, in major attractions including Royal Ontario Museum and Science World, and in schools through partnerships with BCIT, SFU and UBC. Teck is a proud member of CHAIR Canada, the Coalition for Community and Healthcare Acquired Infection Reduction (chaircanada.org).

There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit copperstopsthespread.ca

About Thompson Rivers University (TRU)

Thompson Rivers University was established in 1970. It provides learning opportunities to more than 25,000 students on campuses in Kamloops and Williams Lake and online through Open Learning. From traditional academics to trades, from certificates to graduate degrees, TRU offers over 140 on-campus programs and 60-plus Open Learning programs. Our students apply what they learn in co-op work terms, study abroad, undergraduate research, field schools, and practicums.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

TRU Media Contact:

Kathy Sinclair

Senior Communications Consultant, University Relations

Thompson Rivers University

250.371.5697

kasinclair@tru.ca

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com